Exhibit 99.1

GDF SUEZ 2009 Special Dividend :

80 % of shareholders chose the payment in shares

During the Combined Annual and Extraordinary General Meeting held on May 4. GDF SUEZ shareholders approved the payment of a 0.8 euro per share special dividend, to be paid either in cash or in shares.

80 % of shareholders chose the payment in shares, including the French State and the other main shareholders, members of the Board of Directors of the Group.

This success illustrates the confidence of shareholders in the Group’s strategy and in its long term industrial and financial prospects. It also reinforces the financial strength of the Group.

As a result, 65 398 018 new shares were issued at a price of 21.05 euro per share, and were delivered as from June 4. The payment of the dividend to the shareholders who chose the cash option also took place as from June 4.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 200,000 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA AU CAPITAL 2,193,643,820 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com